FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the year ended June 30, 2005 and the unaudited consolidated financial statements for the nine months ended March 31, 2006. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of April 21, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward- looking statements.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following sections use the term ‘inferred resources’. The Company advises investors that while the term is recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize them. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary  ssessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1.2	Overview

Farallon is a mineral exploration company that is focused on the exploration and development of base and precious metals deposits at the Campo Morado Property in Guerrero State, Mexico. The Campo Morado property hosts one of the largest polymetallic mineral systems in Mexico. Mineral resources have been outlined in six deposits to date with numerous other targets yet to be fully explored.

A multi-faceted exploration and mine development program including drilling, preliminary engineering, metallurgical testing, environmental planning, as well as government and community engagement and communications, was re-initiated in 2004. Since that time, significant progress has been made toward the Company’s goal to advance the Campo Morado Project through feasibility and mine development by 2009.

Some 77,600 meters of exploration and deposit delineation drilling has been completed since August 2004. Of this, 12,600 meters were drilled from January to April 2006, mainly focusing on the expansion of the G-9 deposit – the highest grade massive sulphide deposit discovered at Campo Morado to date – and a new zone southwest of G-9.

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

An initial estimate of the resource in G-9 deposit was announced in November 2005. Inferred resources were estimated to be 3.6 million tonnes grading 3.2 g/t gold, 204 g/t silver, 1.4% copper, 1.1% lead and 8.3% zinc at a US$90 Gross Metal Value per tonne cut-off1. To the time of the estimate, the dimensions of the G-9 deposit were approximately 500 meters by 250 meters, with an average thickness of 10 to 20 meters.

The 2006 site program began on January 10, 2006. Drilling is focused on the delineation of the G-9 deposit. Engineering programs are continuing concurrently with this drilling program, and include metallurgical testwork and other work to integrate G-9 into the mine plan for the project.

The Approval for Expenditures has been revised to $6.5 million, down from $10.4 million approved in early February. Lower expenditures on engineering are the prime reason for the reduction. Drilling, however, will continue as planned, with two drills operating on the property focused on the recently announced "target" area to the southwest of the known G-9 deposit.

1.2.1	Property Activities

Drilling

Drilling in 2006 has taken place at the high grade G-9 deposit and the La Lucha occurrence. Significant intersections of high grade mineralization continue to be made at G-9 whereas drilling at La Lucha failed to intersect significant mineralization. Drilling continues and is now focused exclusively on G-9.

Drilling at G-9 has traced the deposit along a southeast to northwest trend. The high grade nature and the excellent length of the intersections encountered so far significantly enhance the development potential of the entire Campo Morado project.

Several significant intersections from a new zone at G-9, to the southwest of the previously discovered areas of mineralization, have been made. The most significant are holes 527 and 531, which are approximately 300 metre step-outs from the very high grade section of the G-9 deposit that includes hole 486 - the highest grade hole drilled on the property to date. These holes have cumulative intersections of 20 metres and 27 metres, respectively, of massive sulphides, opening up a large new zone at G-9, as shown in the map below.

Drilling at this new zone is ongoing with significant intersections of massive sulphides (assays are pending) continuing to be made. The G-9 deposit remains open to the southwest, northwest and southeast.

[1] The in-house qualified person for the resource estimate is David Gaunt, P.Geo. Gross Metal Value per tonne is the sum of the metal grade times the metal price. Metal prices used are: Au US$375/oz; Ag US$5.5/oz; Cu US$1.00/lb; Pb US$0.25/lb; Zn US$0.51/lb

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

378400 mE
378600 mE
378800 mE
379000 mE
379200 mE
2011600 mN
2011400 mN
2011200 mN
2011000 mN
2010800 mN
2010600 mN
N
OPEN
OPEN
OPEN
OPEN
486
534
532
530
527
531
TARGET AREA
G9
LEGEND
OTHER
New Drill Hole Results
2004 - 2006 Drill Hole Already Announced
Pre - 2004 Drill Hole
Gravity Anomaly
Drill Trace with hole bottom & number
0
100
200
metres

CAMPO MORADO - G9 **Drill Hole and Target Area Map**

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Results from holes released since January 2006 are tabulated below. Holes 527-532 were released subsequent to the end of the quarter.

Drill Hole Number		From (m)	To (m)	Interval (m)	True Thickness (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
498		429.2	445.9	16.8	14.5	1.97	190	1.93	2.93	21.27
498	Incl	429.2	436.9	7.8	6.7	2.28	262	2.32	3.95	20.32
498		468.9	473.3	4.4	3.8	15.99	682	0.33	3.42	5.73
500		486.5	489.5	3.0	3.0	0.15	18	1.86	0.02	7.94
503		540.0	544.0	4.0	3.9	2.41	136	1.11	0.54	1.21
503		555.0	559.6	4.6	4.5	0.43	18	1.32	0.04	9.16
509		506.7	515.7	9.0	9.0	1.01	62	0.38	0.35	5.58
509		538.3	551.8	13.6	13.6	3.26	205	1.14	0.97	6.88
509	Incl	545.1	551.8	6.7	6.7	3.01	158	1.21	1.05	9.33
510		559.0	568.0	9.0	8.8	4.87	269	0.72	4.54	10.94
510	Incl	559.0	563.0	4.0	3.9	4.25	285	0.81	6.64	15.66
510		573.9	585.9	12.0	11.7	11.10	639	0.82	1.95	7.64
510	Incl	582.0	585.0	3.0	2.9	34.95	1930	0.70	2.86	5.78
510	Incl	583.0	585.0	2.0	2.0	45.70	2653	0.62	2.90	6.25
511		558.5	560.1	1.6	1.6	1.36	130	1.18	0.95	9.31
512		594.0	596.1	2.2	2.1	2.30	166	2.28	1.26	12.88
517		498.5	508.0	9.5	8.2	1.17	114	1.39	1.16	10.27
517	Incl	503.9	508.0	4.2	3.6	0.69	102	2.07	0.43	15.11
517		498.5	508.0	9.5	8.2	1.17	114	1.39	1.16	10.27
527		525.3	542.3	17.0	16.8	4.17	227	0.46	1.70	5.81
527	Incl.	529.3	536.2	6.9	6.8	5.60	309	0.68	2.16	6.06
527		546.2	550.2	4.0	4.0	0.27	40	2.71	0.04	3.33
531		531.3	559.0	27.6	26.7	2.30	194	1.26	1.21	6.92
531	Incl.	533.3	536.0	2.7	2.6	4.75	311	0.61	3.11	10.70
531	Incl.	550.1	557.1	7.0	6.8	2.61	194	2.57	1.01	8.00
532		379.2	381.0	1.8	1.7	0.12	115	5.09	0.09	0.92

Holes 497, 499, 504-508, 513-516, 523, 524 and 530 were also drilled at G-9 but did not return significant results.
Holes 526, 528 and 529 drilled at La Lucha did not return significant results.
Hole 514 was abandoned due to poor orientation.

Metallurgy

The main focus of the metallurgical test program in early 2006 will be the G-9 deposit. Initial results received from several recent flotation tests conducted on the G-9 deposit are extremely promising and indicate that conventional flotation techniques can potentially be utilized at G-9. More comprehensive tests are now underway to further investigate this potential.

Four samples were taken from the G-9 deposit to represent differing grades and zones of mineralization. The samples were crushed, screened and a flotation feed was prepared. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. The flotation tests were all carried out by G&T in Kamloops.

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The preliminary results indicate that a marketable zinc concentrate can be produced at G-9. Zinc concentrate grades of 50 to 57% were produced with recoveries ranging from 85% to 68%, depending on the samples tested. Copper-lead bulk concentrates were also produced at varying grades and recoveries. A preliminary flowsheet and test results on each sample are shown below. The results of similar testwork on a composite sample of Reforma and Naranjo deposits, carried out in November 1997, are also included for comparison. The full report on this test program is posted on the Company's website.

Summary of Recent Flotation Test Results – G-9
Product			Grade					Distribution
	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Ag %	Au %
Sample 1 Test 43
Flotation feed	1.6	0.6	13.8	62	1.2	100	100	100	100	100
Bulk con.	23.3	7.0	3.8	382	3.8	79	62	2	34	18
Zinc con.	0.5	0.2	51.3	66	0.8	7	8	78	23	14
Sample 2 Test 39
Flotation feed	1.2	4.1	6.9	594	6.3	100	100	100	100	100
Bulk con.	6.9	27.0	3.9	2,237	28.6	62	69	6	40	48
Zinc con.	0.7	2.2	52.8	383	3.8	5	5	68	5	5
Sample 3 Test 44
Flotation feed	1.3	0.6	10.6	171	4.7	100	100	100	100	100
Bulk con.	20.4	6.0	3.5	1,373	28.8	60	41	1	31	23
Zinc con.	0.7	0.4	50.5	154	2.3	10	13	87	17	9
Sample 4 Test 45
Flotation feed	1.3	1.0	6.7	129	0.9	100	100	100	100	100
Bulk con.	21.9	17.7	5.2	1,215	12.0	48	50	2	27	40
Zinc con.	0.8	0.7	57.2	130	1.0	5	6	74	9	10

Summary of 1997 Data – Reforma/Naranjo Composite
Feed	1.0	1.1	3.4	158	3.1	100	100	100	100	100
Copper con.	26.1	5.9	3.1	683	7.4	37	8	1	6	3
Bulk con.	5.8	15.5	2.7	1,156	44.0	9	23	1	12	23

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

These results represent a very significant departure from those received on any of the other deposits at Campo Morado. Although very preliminary, they show that G-9 deposit differs, both mineralogically and from a processing point of view, from the Reforma, Naranjo and El Largo deposits. For instance, the amount of pyrite in G-9 is lower than that in the other deposits. Furthermore, the results offer potential for a more conventional milling extraction plant to be utilized for G-9. Testing that is currently underway is expected to expand our knowledge base in this regard and, if results continue to support a flotation based mine development plan at G-9, the Company will be quickly moving to review plans to incorporate this possibility into the treatment scenarios going forward.

Project Development and Preliminary Assessment

As a result of the promising flotation test results for the G-9 deposit, the strategic focus has been shifted towards the development of a mine at G-9. The immediate work plan is to confirm the promising flotation results and direct all engineering work on developing a mine, mill, tailings facility and office complex at G-9. The Reforma, Naranjo, El Rey and El Largo deposits would be mined after G-9, serving as an inventory of massive sulphides to extend the life of a mine based initially at G-9. The Preliminary Assessment planned for completion at the end of March has been delayed to mid year in order to accommodate this shift in focus.

1.2.2	Activities during the quarter

The following activities were completed during the quarter ended March 31, 2006:

(i)

9,552 meters of drilling in 17 holes into the G-9 deposit, expanding G-9 and resulting in the discovery of a new zone to the southwest of the deposit. Three holes, totaling 1,125 meters, were drilled at La Lucha.

(ii)	Preliminary mine planning in all key areas, including:

revamping plans to initiate mining at the G-9 deposit;
preliminary results from flotation testwork on G-9 mineralization;
ongoing collection of environmental and socioeconomic data; and
continuing discussions with government and local communities.

(iii)	Office and general management activities.

1.2.3	Legal

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001.

The Nevada action was concluded in favor of Farallon in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a "rehearing" of the November 16, 2005 Judgement. On April 18, 2006, the Nevada Supreme Court denied in full any “rehearing” of the Summex Exploration Co. Ltd. appeal case. This means the Judgment is final in all respects.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico which set aside the original ruling of October 25, 2001 and declared the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a lawsuit, David Hermiston, a plaintiff in a previous legal action regarding the ownership of the Company’s Campo Morado Property, which was successfully defended by the Company, making essentially the same allegations and seeking essentially the same remedies as three lawsuits previously initiated by him, each of which successfully upheld management’s position on the issues in question. In connection with this claim, a lien was paced on certain of Farallon Minera Mexicana’s ("FMM") assets. Management's view is that his claim is without merit. The Company is vigorously defending the action; however, the outcome of this matter is currently not determinable.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

Wiltz Investment S.A. ("Wiltz") alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is, consequently, demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company's position is that the Company has never been notified of, nor has approved of, any transfer of rights to Wiltz. Furthermore, any potential further payments due to Minera Summit pursuant to the October 15, 1995 option agreement are due and payable (depending on the findings) on completion of a feasibility study. The Company's attorneys have filed documents to have these proceedings annulled and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was placed on certain of FMM's assets. Management's view is that this claim by Wiltz Investment S.A. is without merit and the Company is vigorously defending the action; however, the outcome of this matter is currently not determinable.

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4	Market Trends

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years.

The zinc price averaged US$0.48/lb in 2004 and US$0.62/lb in 2005. Zinc has continued to increase, averaging US$1.10/lb to the end of April 2006. Copper averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. The copper price has averaged US$2.35/lb to the end of April 2006. Lead prices averaged US$0.40/lb in 2004 and US$0.43/lb in 2005. Lead prices have also increased in 2006, averaging US$0.55/lb to the end of April.

The gold price increased from an average of US$410/oz in 2004 to US$445/oz in 2005. Gold prices have continued to increase, averaging US$568/oz to the end of April 2006. The silver price averaged US$6.69/oz in 2004 and US$7.32/oz in 2005. Silver prices continue to increase in 2006, averaging US$10.41/oz to the end of April.

The outlook for all these metals remains favourable for the foreseeable future. The Company continues to monitor long term metal forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2005, 2004, and 2003 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2005	2004	2003
Current assets	$14,649	$5,837	$217
Mineral properties	8,963	8,963	8,963
Other assets	384	89	129
Total assets	23,996	14,889	9,309

Current liabilities	722	145	894
Shareholders’ equity	23,274	14,744	8,415
Total liabilities and shareholders’ equity	23,996	14,889	9,309

Working capital (deficiency)	13,927	5,692	(677)

Expenses
Exploration	8,752	465	304
Conference and travel	207	124	29
Foreign exchange	(19)	274	52
Interest expense	–	41	41
Interest and other income	(269)	(76)	(17)
Legal, accounting and audit	1,242	757	411
Office and administration	1,128	392	298
Shareholder communications	621	27	35
Bad debt recovery	–	(426)	–
Gain on sale of equipment	(3)	–	–
Recovery of value-added taxes paid	–	–	(212)
Subtotal	11,659	1,578	941
Stock-based compensation - exploration	366	339	–
Stock-based compensation - office and administration	406	492	2
Loss for the year	12,431	2,409	943

Basic and diluted loss per share	$(0.15)	$(0.05)	$(0.03)

Weighted average number of
common shares outstanding	80,437,034	45,799,254	32,573,349

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2006	2005	2005	2005	2005	2004	2004	2004
Current assets	$8,788	$11,293	$12,059	$14,649	$17,878	$20,794	$4,601	$5,837
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	339	331	369	384	179	142	147	89
Total assets	18,090	20,587	21,391	23,996	27,020	29,899	13,711	14,889

Current liabilities	762	461	553	722	558	377	359	145
Shareholders’ equity	17,328	20,126	20,838	23,274	26,462	29,522	13,352	14,744
Total liabilities and equity	18,090	20,587	21,391	23,996	27,020	29,899	13,711	14,889

Working capital (deficiency)	8,026	10,832	11,505	13,927	17,320	20,417	4,242	5,692

Expenses
Exploration	2,428	1,774	2,443	3,475	2,702	1,473	1,101	215
Conference and travel	70	165	56	60	46	56	45	70
Foreign exchange loss (gain)	(179)	8	(601)	228	210	(217)	(240)	211
Interest expense	–	–	–	–	–	–	–	–
Legal, accounting and audit	187	195	126	333	157	213	540	374
Office and administration	377	416	498	358	217	285	267	62
Shareholder communications	58	527	27	29	18	557	17	8
Subtotal	2,941	3,085	2,549	4,483	3,350	2,367	1,730	940
Stock-based compensation	81	12	483	81	30	141	521	127
Recovery of accounts receivable
previously written off	–	–	–	–	–	–	–	–
(Gain) loss on disposal of
equipment	–	–	–	(3)	–	2	(2)	–
Interest income	(79)	(71)	(80)	(99)	(113)	(32)	(24)	(29)

Loss for the period	2,943	3,026	2,952	4,462	3,267	2,478	2,225	1,038

Basic and diluted loss per
share	$(0.02)	$(0.03)	$(0.03)	$(0.05)	$(0.03)	$(0.04)	$(0.04)	$(0.02)

Weighted average number of
common shares outstanding
(thousands)	104,807	99,362	99,309	96,890	96,081	69,130	60,166	58,979

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the nine months ended March 31, 2006, increased to $8,919,325, from $7,969,555 in the same period of the previous fiscal year. The increase is due to increased exploration activities at the Campo Morado property.

Expenses, excluding stock-based compensation, foreign exchange, interest income, and gain on sale of equipment, increased to $9,347,022, from $7,694,851 in the same period of the previous fiscal year.

Exploration expenses for the nine months ended March 31, 2006, excluding stock-based compensation, increased to $6,645,066 compared to $5,276,994 in the same period in the previous year. The main exploration expenditures were drilling (2006 – $2,389,280; 2005 – $1,777,692), engineering (2006 –$1,889,470; 2004 – $1,645,489), and site activities (2006 – $1,103,673; 2005 – $848,356). The increase in drilling expense during the period was due to an increase in drill footage at Campo Morado. Drilling did not start in the prior year until August 2004. Higher engineering expenses in fiscal 2006 were mainly due to wages paid for project engineering, metallurgical investigations, a pilot plant study, and open pit design studies. Site activities increased in fiscal 2006 due to a greater number of site contractors being employed at the Company’s Campo Morado property.

Interest income increased to $230,474 for the nine months ended March 31, 2006 compared to $169,350 for the same period in the previous fiscal year due to higher cash balances on hand.

Legal, accounting and audit expenses decreased to $508,136 for the nine months ended March 31, 2006 compared to $909,399 for the same period in the previous year, primarily due to fees paid to legal advisors in the previous fiscal period to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $1,000,000 in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unsuccessful judgment and the Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation. Office and administration costs increased to $1,290,739 compared to $769,315 for the same period in fiscal 2005 due to an increase in costs for salaries and insurance to support the increased activities at Campo Morado.

Foreign exchange gain increased to $772,452 for the nine months ended March 31, 2006 compared to $247,122 in the same period in the 2005 fiscal year, due to the Canadian dollar strengthening in relation to the US dollar. The Company holds most of its funds in Canadian dollars.

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results or changes in metal prices.

At March 31, 2006, the Company had working capital of approximately $8 million, which is sufficient to fund its known commitments over the balance of fiscal 2006. The Company typically budgets in six-month increments. The Company’s planned expenditures for January 2006 to June 2006 are approximately $5.5 million. An additional budget will be required to complete pre-feasibility work. As the Company chooses to proceed on its future exploration and development programs, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. During the year ended June 30, 2005, the Company entered into legal services agreements which commit the Company to expenditures aggregating up to approximately US$1,000,000.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

At March 31, 2006, Farallon has working capital of approximately $8 million, as compared to $10.8 million at December 31, 2005, and has no long term debt.

At March 31, 2006, the Company had 104.9 million common shares issued and outstanding.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Tecnicos HD de Mexico, SA de CV, Servicios HD de Mexico, SA de CV, and Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the nine months ended March 31, 2006, the Company paid HDI $2,758,291 for these services, as compared to $1,851,045 in fiscal 2005. This increase is due generally to the increased level of activity of the Company during this period.

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services to the Company on a full cost recovery basis. The Company paid $2,658 to HDGI, an decrease from $7,691 paid in fiscal 2005.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying interim financial statements and note 3 of the Company’s annual financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13	Changes in Accounting Policies including Initial Adoption

Variable interest entities

Effective July 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

FARALLON RESOURCES LTD.
NINE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at April 21, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				105,283,331

Share purchase options	June 21, 2006	$ 0.60	389,000
	June 21, 2006	$ 0.65	140,000
	June 21, 2006	$ 0.70	1,352,500
	June 1, 2007	$ 0.60	50,000
	June 22, 2007	$ 0.60	220,000
	June 22, 2007	$ 0.74	260,000
	September 28, 2007	$ 0.58	2,140,000
	December 14, 2007	$ 0.52	15,000
	February 29, 2007	$ 0.74	215,000
	March 31, 2009	$ 0.80	744,000
	March 31, 2111	$ 1.00	2,450,000	7,975,500

Warrants	December 31, 2006	$ 0.80	28,571,877	28,571,877

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US mining reporting standards. For US mining reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No construction or mining permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available to the Company on terms acceptable to the Company, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.